

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 14, 2007

Mr. Jose R. Vasquez
Chief Financial Officer
Margo Caribe, Inc.
Road 690, Kilometer 5.8
Vega Alta, Puerto Rico 00692

Re: **Margo Caribe, Inc.**
Form 10-KSB for the fiscal year ended December 31, 2004
Filed March 31, 2005
Form 8-K/A, filed May 5, 2005
File No. 000-15336

Dear Mr. Vasquez:

We issued comments to you on the above captioned filings on March 22, 2006. As of the date of this letter, these comments remain outstanding and unresolved. Unless you respond by March 28, 2007, we intend to finalize our review of these documents, and may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence on our website, as follows.

http://www.sec.gov/news/press/2004-89.htm

http://www.sec.gov/news/press/2005-72.htm

Please contact Lily Dang at 202-551-3867 if you have any questions.

Sincerely,

Karl Hiller
Branch Chief